EXHIBIT 12

CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF NET INCOME TO FIXED CHARGES AND RATIO OF NET INCOME TO COMBINED FIXED CHARGES AND PREFERRED STOCK ITEMS
(In thousands, except ratios)
(Unaudited)

Computation of ratio of net income to fixed charges:

	Six Months Ended June 30, 2014
		Year Ended December 31
		2013	2012	2011	2010	2009
Fixed charges	$35,193	$75,104	$77,848	$66,080	$56,251	$128,830
Fixed charges	$35,193	$75,104	$77,848	$66,080	$56,251	$128,830
Net income	74,955	126,487	163,626	160,204	126,896	129,263
	$110,148	$201,591	$241,474	$226,284	$183,147	$258,093
Ratio of net income to fixed charges	3.13:1	2.68:1	3.10:1	3.42:1	3.26:1	2.00:1

Computation of ratio of net income to combined fixed charges and preferred stock items:

	Six Months Ended June 30, 2014
		Year Ended December 31
		2013	2012	2011	2010	2009
Fixed charges	$35,193	$75,104	$77,848	$66,080	$56,251	$128,830
Preferred stock items:
Redemption preference premiums*	–	19,924	–	–	–	–
Dividends	6,687	17,536	21,021	20,369	20,233	20,239
Combined fixed charges and preferred stock items	$41,880	$112,564	$98,869	$86,449	$76,484	$149,069

Fixed charges	$35,193	$75,104	$77,848	$66,080	$56,251	$128,830
Net income	74,955	126,487	163,626	160,204	126,896	129,263
	$110,148	$201,591	$241,474	$226,284	$183,147	$258,093
Ratio of net income to combined fixed charges and preferred stock items	2.63:1	1.79:1	2.44:1	2.62:1	2.39:1	1.73:1

*	Capstead’s Series A and B preferred shares were redeemed in June 2013. The ratio of net income to combined fixed charges and preferred stock dividends excluding the redemption preference premiums was 2.18:1 for the year ended December 31, 2013.